Exhibit 99.1

Aurinia Announces US$25.0 Million Bought Deal Financing

VICTORIA, British Columbia--(BUSINESS WIRE)--December 22, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the "Company"), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has entered into an underwriting agreement with H.C. Wainwright & Co., LLC acting as sole book-running manager, and Cormark Securities Inc., as co-manager (collectively, the "Underwriters"), under which the Underwriters have agreed to purchase 11,111,111 units from the Company (the "Units") at the price of US$2.25 per Unit (the “Issue Price”) for aggregate gross proceeds of approximately US$25.0 million (the “Offering”), before underwriter fees and expenses. Each Unit consists of one common share of the Company (a "Share") and one-half of a warrant to buy one Share, with an exercise price of $3.00 per whole warrant (a "Warrant"). The Warrants have an exercise period of 5 years after the closing of the Offering.

The Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters to purchase up to an additional 1,666,666 Units at the Issue Price per Unit (which may be exercised for Units, Shares, Warrants or a combination thereof), for a period of up to 30 days, for additional aggregate proceeds to the Company of up to approximately US$3.75 million. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be approximately US$28.8 million.

The closing of the Offering is expected to occur on or about December 28, 2016, subject to customary closing conditions, including NASDAQ and TSX approvals. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible interlisted issuers on a recognized exchange, such as NASDAQ. The Company intends to use the net proceeds of the Offering for research and development activities, including LN Phase 3 clinical trial activities, and working capital purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the "SEC") on November 5, 2015 (the "Registration Statement"), and the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the "Offering Documents") will be filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company's profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC's website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, New York, NY 10022, or by email at placements@hcwco.com, or by contacting Cormark Securities Inc., 200 Bay St Suite 2800, Toronto, Ontario M5J 2J2, or by email at ssmoroz@cormark.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT AURINIA

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The Company is headquartered in Victoria, British Columbia and focuses its development efforts globally.

CONTACT:
Investors & Media:
Aurinia Pharmaceuticals Inc.
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com